

Mail Stop 3561

September 30, 2009

Dr. Robin L. Smith
Chief Executive Officer
NeoStem, Inc.
420 Lexington Avenue, Suite 450
New York, NY 10170

> **Re:** **NeoStem, Inc.**
> **Amendment No. 3 to**
> **Form S-4**
> **Filed September 23, 2009**
> **File No. 333-160578**

Dear Dr. Smith:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

NeoStem Proposal No. 1, page 84

1.   Please provide dates of discussions with RimAsia as disclosed in the last paragraph on page 86.

2.   On page 87 you mention "numerous telephone calls" involving terms and negotiating of definitive documents in the "spring and summer of 2008." Please tell us whether these discussions and negotiations are detailed in the discussion. If not, please disclose dates, parties and material terms discussed.

3.   We note your response to comment six of our letter dated September 18, 2009.
        You list several discussions and negotiations without stating the terms discussed.
        For example, please provide the material terms discussed for the following:
        - The meetings with your bankers in May 2008 discussing "ranges of fair prices
          for the transactions" disclosed on page 86;
        - July 17 and 18, 2008 discussions regarding "[t]ransaction structure and
          accounting issues…" and "terms of the security to be issued in exchange for
          such Series B Preferred Stock" disclosed on page 88;
        - The July 24, 2008 conference call regarding "deal structure" disclosed on
          page 88;
        - The September 4, 2008 memorandum discussing "open structural issues"
          disclosed on page 88;
        - The revised and re-circulated Agreement of Plan of Merger and Exchange
          Agreement discussed on page 88;
        - The October 15, 2008 conference call discussing deal terms, disclosed on
          page 88; and
        - The October 25, 2008 redistribution of documentation disclosed on page 88.

Fairness Opinion, page 110

4.   We note your response to comment 11 of our letter dated September 18, 2009. In
        your discussion of the timeline in the "Background" discussion on page 110,
        please provide the date of the adoption of the final agreement as a frame of
        reference.

5.   We note your response to comments 12 and 17 of our letter dated September 18,
        2009. You indicate in your response that vFinance was fully informed on the
        proposed changes in the aggregate consideration being paid in Amendment No. 1
        and No. 2 along with the terms of the transaction and that vFinance orally
        informed the company that the changes did not adversely affect its view as to the
        fairness of the transactions to the shareholders of the company from a financial
        point of view. You also state in your letter that upon receipt of the reaffirmation
        from vFinance the company will close without further information being provided
        to investors prior to closing. You also state that if vFinance were unable to
        reconfirm the fairness of the transaction to NeoStem's shareholders from a
        financial point of view, NeoStem would either not close and abandon the
        transaction or resolicit shareholder approval, possibly on amended terms. Please
        include these disclosures in your prospectus.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact John Dana Brown at (202) 551-3859 or David Link at (202) 551-3356 with any questions.

Sincerely,

John Reynolds
Assistant Director

cc: Alan Wovsaniker, Esq.
        Fax: (973) 597-2574